SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

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HENNESSY ADVISORS, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

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COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

425885100

(CUSIP Number of Class of Securities)

Neil J. Hennessy

Chief Executive Officer

Hennessy Advisors, Inc.

7250 Redwood Boulevard, Suite 200

Novato, California 94945

(415) 899-1555

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

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With a Copy to:

Peter D. Fetzer

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 271-2400

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CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$25,000,000	$2,905.00

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $25.0 million in aggregate value of Common Stock, no par value, of the Issuer at a price of $25.00 per share.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Hennessy Advisors, Inc., a California corporation, to purchase up to $25.0 million in aggregate value of Common Stock, no par value per share (the “Shares”), of Hennessy Advisors, Inc., at a Purchase Price of $25.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. Hennessy Advisors’ offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Tender Offer Statement on Schedule TO (including exhibits) is intended to satisfy the reporting requirements of Rules 13e-4(b)(1) and (c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and address. The name of the subject company is Hennessy Advisors, Inc. a California corporation. The principal executive offices of Hennessy Advisors, Inc. are located at 7250 Redwood Boulevard, Suite 200, Novato, California 94945, and its telephone number is (415) 899-1555. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and address. The name of the filing person is Hennessy Advisors, Inc. The principal executive office of Hennessy Advisors, Inc. is located at 7250 Redwood Boulevard, Suite 200, Novato, California 94945, and its telephone number is (415) 899-1555. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference.

•	“Introduction”

•	“Summary Term Sheet”

•	Section 1 (“Number of Shares; Purchase Price; Proration”)

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”)

•	Section 3 (“Procedures for Tendering Shares”)

•	Section 4 (“Withdrawal Rights”)

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•	Section 5 (“Purchase of Shares and Payment of Purchase Price”)

•	Section 6 (“Conditional Tender of Shares”)

•	Section 7 (“Conditions of the Offer”)

•	Section 8 (“Price Range of Shares; Dividends”)

•	Section 9 (“Source and Amount of Funds”)

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”)

•	Section 13 (“Certain Federal Income Tax Consequences”)

•	Section 14 (“Extension of the Offer; Termination; Amendment”)

•	Section 17 (“Miscellaneous”)

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in Section 16 (“Use of Securities Acquired”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. Hennessy has no alternative financing arrangements or plans relating to the Offer other than those described herein.

(d) Borrowed funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

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Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Certain Legal Matters; Regulatory Approvals”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. Hennessy Advisors, Inc. will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Offer to Purchase, to the extent required by Rule 13e-4(d)(2) under the Exchange Act. To the knowledge of Hennessy Advisors, Inc., no material legal proceedings relating to the Offer are pending.

(c) Other material information. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated August 20, 2015

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Letter to Direct Shareholders

(a)(5)(i)	Press release announcing the commencement of the Offer, dated August 20, 2015

(b)(1)	Second Amended and Restated Loan Agreement between Hennessy Advisors, Inc. and U.S. Bank National Association, dated October 26, 2015[1]

(b)(2)	First Amendment to Second Amended and Restated Loan Agreement and Note between Hennessy Advisors, Inc. and U.S. Bank National Association, dated November 1, 2013[2]

1 Incorporated by reference from the Company’s Current Report on Form 8-K dated October 26, 2012 (SEC File No. 000-49872), as filed on November 1, 2012.

2 Incorporated by reference from the Company’s Current Report on Form 8-K dated November 1, 2013 (SEC File No. 000-49872), as filed on November 4, 2013.

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(b)(3)	Credit Facility Commitment Letter between U.S. Bank National Association and Hennessy Advisors, Inc., dated August 18, 2015

(d)(1)	Hennessy Advisors, Inc. 2013 Omnibus Incentive Plan[3]

(d)(2)	Hennessy Advisors, Inc. Amended and Restated 2013 Omnibus Incentive Plan[4]

(d)(3)	Form of Restricted Stock Unit Award Agreement for Employees[5]

(d)(4)	Form of Restricted Stock Unit Award Agreement for Directors[5]

(d)(5)	Form of Stock Option Award Agreement for Employees[5]

(d)(6)	Form of Stock Option Award Agreement for Directors[5]

(d)(7)	Amended and Restated Employment Agreement, dated as of October 8, 2012, between the registrant and Neil J. Hennessy[6]

(d)(8)	Second Amended and Restated Employment Agreement, dated as of February 21, 2014, between Hennessy Advisors, Inc. and Neil J. Hennessy[7]

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

3 Incorporated by reference to Appendix A of the Company’s definitive proxy statement on Schedule 14A for the Company’s Annual Meeting of Shareholders held on January 17, 2013 (SEC File No. 000-49872), as filed on December 14, 2012.

4 Incorporated by reference to Appendix A of the Company’s definitive proxy statement on Schedule 14A for the Company’s Special Meeting of Shareholders held on March 26, 2014 (SEC File No. 000-49872), as filed on February 21, 2014.

5 Incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013.

6 Incorporated by reference from the Company’s Current Report on Form 8-K dated October 8, 2012 (SEC File No. 000-49872), as filed on October 10, 2012.

7 Incorporated by reference from the Company’s Current Report on Form 8-K dated February 21, 2014 (SEC File No 000-49872), as filed on February 21, 2014.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2015	HENNESSY ADVISORS, INC.

	By:	/s/ Neil J. Hennessy
Neil J. Hennessy
Chairman, President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated August 20, 2015

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Letter to Direct Shareholders

(a)(5)(i)	Press release announcing the commencement of the Offer, dated August 20, 2015

(b)(1)	Second Amended and Restated Loan Agreement between Hennessy Advisors, Inc. and U.S. Bank National Association, dated October 26, 2012 (incorporated by reference from the Company’s Current Report on Form 8-K dated October 26, 2012 (SEC File No. 000-49872), as filed on November 1, 2012)

(b)(2)	First Amendment to Second Amended and Restated Loan Agreement and Note between Hennessy Advisors, Inc. and U.S. Bank National Association, dated November 1, 2013 (incorporated by reference from the Company’s Current Report on Form 8-K dated November 1, 2013 (SEC File No. 000-49872), as filed on November 4, 2013)

(b)(3)	Credit Facility Commitment Letter between U.S. Bank National Association and Hennessy Advisors, Inc., dated August 18, 2015

(d)(1)	Hennessy Advisors, Inc. 2013 Omnibus Incentive Plan (incorporated by reference to Appendix A of the Company’s definitive proxy statement on Schedule 14A for the Company’s Annual Meeting of Shareholders held on January 17, 2013 (SEC File No. 000-49872), as filed on December 14, 2012)

(d)(2)	Hennessy Advisors, Inc. Amended and Restated 2013 Omnibus Incentive Plan (incorporated by reference to Appendix A of the Company’s definitive proxy statement on Schedule 14A for the Company’s Special Meeting of Shareholders held on March 26, 2014 (SEC File No. 000-49872), as filed on February 21, 2014)

(d)(3)	Form of Restricted Stock Unit Award Agreement for Employees (incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013)

(d)(4)	Form of Restricted Stock Unit Award Agreement for Directors (incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013)

(d)(5)	Form of Stock Option Award Agreement for Employees (incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013)

(d)(6)	Form of Stock Option Award Agreement for Directors (incorporated by reference from the Company’s Current Report on Form 8-K dated September 16, 2013 (SEC File No. 000-49872), as filed on September 18, 2013)

(d)(7)	Amended and Restated Employment Agreement, dated as of October 8, 2012, between the registrant and Neil J. Hennessy (incorporated by reference from the Company’s Current Report on Form 8-K dated October 8, 2012 (SEC File No. 000-49872), as filed on October 10, 2012)

E-1

Exhibit	Description
(d)(8)	Second Amended and Restated Employment Agreement, dated as of February 21, 2014, between Hennessy Advisors, Inc. and Neil J. Hennessy (incorporated by reference from the Company’s Current Report on Form 8-K dated February 21, 2014 (SEC File No 000-49872), as filed on February 21, 2014)

(g)	None

(h)	None

E-2